

**Theatre Performance, Production and Education Venue
with Dining and Beverage Options**

Business Plan
6/30/2018

The Greg Miller Project LLC
Rochester MN

Greg Miller

FOUNDER and OWNER

Greg grew up in nearby Mantorville, Minnesota and for 27 years has resided in Rochester where he and his wife Dawn have raised their six children.

He has made his living as a theater professional for a quarter century at the Rochester Civic Theatre as its Artistic Director where he directed over 116 mainstage productions. He knows the community and has strong ties with the network of area artists and volunteer work force.

Phone 507-282-9669

gregmillerproject@gmail.com

Table of Contents

Executive Summary 1

Business Objectives and Milestones 1

Start-up Summary 2

Description of Business 2

Performances...3

Food and Beverage Service 3

Education..4

Marketing 4

Financial Projections 5

Resume 5

i

1. Executive Summary

The Greg Miller Project is a theatrical performance and education organization that brings patrons live entertainment accompanied by affordable food and beverage choices. We intend to open a two hundred seat facility complete with electric kitchen and full bar service at 3820 North Broadway Avenue, Rochester, MN 55906.

Initial revenues will come from its eight Mainstage shows (regularly scheduled full season of musicals and stage plays of one hundred performances) and up to over thirty individual special event nights throughout the year (one shot stand up, music, improv comedy, dance shows, etc.) Additional income will made through our educational offerings in acting, improv, dance and music (a possible three hundred and sixty or more class periods in the season). We are also looking into the possibility of running classic and cult favorite films on a limited basis.

The opportunity we see in Rochester is to capitalize on Mr. Miller's experience and respected name in the Arts community, utilize the cadre of hundreds of artists and volunteers at his disposal, and bring a unique theatrical entertainment venue to the expanding and developing Rochester region.

Our goal is to offer quality theatrical performances at an affordable price. We'll do this by hiring talented and experienced artists to lead and create each production. Augment that with talented and experienced volunteer performers, great food, drink and ambiance and you have a terrific evening out; an evening that you can afford to have once or more a month.

The food and beverage component is a unique addition to what is currently available to Rochester theatergoers. The Greg Miller Project will offer a limited menu of appetizer and desert style foods for patrons along with a full bar. If you've come right from work and want a tasty hot sandwich and a beer before or during the show we've got you covered. Perhaps you've come from one of our community's fine restaurants and decided to hold off on dessert? You can order it before the show and we'll bring that decadent chocolate cake to your seat at intermission.

The bulk of our clientele are 40s plus college grads, white collar workers and retired folk and they form our loyal mainstage membership base. With the resurgence of popularity in modern Broadway musicals and in live arts, the demographic is broadening. With crossover appeal mainstage titles, theatrical event nights, reduced membership ticket prices and student rush ticket sales, we can serve all age and economic groups.

It is the company dream to be a thriving, for profit arts employer that brings excellent live theatrical productions to the Rochester area by employing area artists (working toward paying all who contribute to the art), collaborating and responding to its audiences' needs, and training and encouraging the community's next generation of artists.

2. Business Objectives and Milestones

- Achieve financial projections as provided for in Financing Scenario 1 and 2 attached hereto as Exhibit A and Exhibit B, respectively.
- Achieve and maintain high attendance and customer satisfaction numbers.
- Grow education programming and income each season.

- Our key milestones are as follows:
  - Major renovations completed by November 30, 2018;
  - Finish work and installations completed by December 15, 2018;
  - Open for business December 30, 2018; and,
  - First main stage production in January 2018.

3. Start-up Summary

Investor funds will be used toward lease of the property, remodel and equipment costs and first year working capital including royalties and production costs. Please see Exhibit A and B to this Business Plan and the Form C Offering Statement for further details.

Legal Form

The Greg Miller Project is formed as a Minnesota limited liability company.

Mission Statement

The mission of The Greg Miller Project is to produce, perform, and promote live theater which entertains and educates audiences, and enhances the quality of life in the Greater Rochester Area by employing, engaging and developing the talent of community artists, craftspersons and dedicated supporters of theater arts.

Keys to Success

Location: easy to find and free and easy parking.
Quality!   Make it more than worth the money.
Know your audience. Always ask if they will value what you offer.

4. Description of Business

City Location

Rochester is located in the Southeast portion of Minnesota.

Theatre Location

The Greg Miller Project is leasing an existing building at 3820 North Broadway Avenue Rochester, MN 55906. The plans have free patron parking, full lobby, kitchen, bar and classroom.

Economy

Rochester has a growing population of 114,000 with a transient population of about 2 million. With those numbers and projected growth and the Destination Medical Center downtown development initiative taking place, the area will be in need of more entertainment offerings and (from our volunteers' standpoint) more opportunities to participate in the arts.

The cities major employers are the Mayo Clinic Medical System and IBM and the city draws audiences from western Wisconsin and northern Iowa as well as all of Southern Mn. As the Twin Cities are considered too far to drive for many Rochester is a southern hub for arts and entertainment activity.

Theatre Space

The theater will house two hundred movie theater style seats with cup holders for patrons' beverages or removable tray for their food. The stage itself will be a 28' wide proscenium with enough depth and wing space to handle shifting scenery and complete orchestras. There will be a control booth for technical operations, full theatrical lighting grid and space for follow spot operators. We will have ample room for crafting scenery and separate costume shop space for those designers to work from. Our lobby will have enough room to entertain our guests before a show and during intermission with seating for conversations or enjoying something from our kitchen or bar. We will have a large classroom apart from the stage so classes can occur even when a show is on. There will be dressing rooms and restroom facilities for performers as well as those for our patrons.

Hours of Operation

Box office will be open 11am-5pm M-F and 1hr before each performance which is roughly 134 performances a year plus over 100 classes running M-F afternoons and evenings and Saturday mornings.

5. Performances

Plays and Musicals

We will have eight mainstage productions running Thursday through Sunday, three to five weeks long. At least three of those will be fully staged musicals with live orchestras of five to twenty pieces. We will offer everything from classics to newly released, sought after titles. There will be family friendly productions and those for more grown up tastes, all chosen with the goal of providing the audience with a rewarding and entertaining theatrical experience.

Events

Our theatrical event calendar will be a delightful mix of offerings such as:

- Improvisational comedy.
- Old style live radio theater productions
- Cabaret style, variety shows.
- Productions for youth audiences.
- Stand up comedy
- Unique musical entertainers.
- Engaging dance troupe performances.

We are in talks with various local groups and organizations as well as Stevie Ray's Comedy Company in Minneapolis about their interests in participating in this series.

6. Food and Beverage Service

Bar

Audience members who enjoy sharing drinks with a few friends before a show can come early and order anything from our full bar, soft drinks, beer, wine, mixed cocktails all served by a professional bartender. Enjoy in the lobby and take it in the theater with you, or order it and have one of our servers bring it to your seat.

Food

Our limited menu options for patrons will be a mix of favorites and some house specialties. You may be in the mood for a panini or personal pizza, or maybe something lighter like a veggie plate, or perhaps it's time to celebrate with a rich wedge of cake or old fashioned strawberry milkshake. As with our beverage menu, you can enjoy it in the lobby while you wait or have us bring it on a tray to your seat. It's all about enjoying a shared experience with a big room full of friends.

7. Education

Classes

We think it is important to to perpetuate the art of live theater by passing on the knowledge, experience, skills and love of the art form, not just through performance, but also through a more formal educative process. This is why we offer classes in acting, dance, music, and appreciation for all age groups. The skilled theater veteran of today was once an inexperienced novice. For the youth, it's an introduction to the arts which they may not experience elsewhere due to arts cuts in schools. For mature novices, it's opening a door to a rewarding pastime and new human connections, and for those looking to further their theatrical talents it is a way to continue growing toward their goals in the performance field. With nearly 200 class periods available to us each season, we can provide a much needed outlet for the aforementioned groups.

8. Marketing

Competition

Like all entertainment, we will be competing with stay at home entertainment, going out to a bar, a movie, maybe a concert or one of the few other live theaters. Certainly, our loyal audience members that comprised the 240 average attendance for the last five years will return and we can build on that with the new people coming to town to work in our expanding city.

Advertising

We will publicize our work by maintaining enough of a presence in traditional marketing avenues (TV and newsprint) so as to not leave our older patrons in the dark, but will also explore new avenues such as social and online media. Theater can be a bridge gap, transformative art form for all social, economic, racial, gender and age groups.

Pricing

Our tickets will be $30 for a stage production and approximately $20 for an event. Food and beverage prices will be on par with area restaurants. Our pricing is competitive with local markets and by striving for quality in the audience's entire experience, I don't doubt they will be getting more than their money's worth.

9. Financial Projections

Please see Exhibit A and Exhibit B.

10. Resume

Artistic Director Rochester Civic Theatre
July 1991-June 2017

Greg Miller directed 116 mainstage productions for The Civic and has directed even more at other theaters in the region and beyond. As a theater professional Mr. Miller has:

- Directed 5+ productions each year.
- Performed in many productions.
- Written scripts (he is a published playwright).
- Designed and built scenery
- Designed costumes
- Created masks, puppets, props.
- Taught all ages performance, makeup, and stage craft classes.
- Created production budgets.
- Hired artistic staff for each production and oversaw their work.
- Coordinated and directed hundreds of volunteer artists, craftspeople, each year.
- Acted as Interim Executive Director five different occasions for months each time.
- Gave guided tours, service group talks and radio and television interviews for promoting productions.
- Worked with boards of directors in guiding the governance of the organization.
- Created graphics for use in advertising.
- Written and produced ad material for print, radio and television.

For the past twenty-five years, Mr. Miller worked as the Artistic Director for another local theater with similar production costs, programming and scheduling. In the last five years, attendance revenue grew from $217,000 to $380,000+.

Averaging the last five years' attendance tells us that overall we can expect 3,000+ patrons to attend a typical production, 3,300+ for musicals and 1,800+ for non-musicals (keeping in mind this was for a larger three hundred seat house whereas The GMP will have a two hundred seat house). An average non-musical run will seat a maximum of 2,200.

Over the past five seasons Mr. Miller's productions have averaged an 82% attendance of a 300 seat house with each of the six shows running four times a week for three to four weeks. His final year at RCT netted an all time theatre high of $385,362 in ticket sales alone. Five years previous, that net was $217,901.

Mr. Miller was awarded the Mayor's Medal of Honor for Excellence in Arts and Culture in 2015, the Greater Rochester Arts and Cultural Trust Award for Outstanding Artist in 2016, and the theater for which he was Artistic Director won the Trust's first People's Choice Award for Favorite Arts Organization in 2013. Miller has performed or worked with The Rochester Civic Theater, Mantorville

Theater Company, Stewartville Community Theater, Rochester Repertory Theater, Pine Island Area People for the Arts, and many others.

Previous to 1991, Miller worked several years as a creative services writer for the local NBC affiliate where he wrote and produced advertising and promotional material.

Exhibit A

Greg Miller Project LLC
Financial Model
Financing Scenario 1 - All Equity

Balance Sheet

Balance Sheet	Day 1 - Initial Cash Financing	Day 2 - Asset Purchases	Short Year 1 (10/1-12/31/18)	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Cash	461,000	85,000	44,342	146,719	276,960	408,002	513,516	605,652	749,375	891,914	1,017,153	1,150,006	1,279,988
Accounts Receivable			-	-	-	-	-	-	-	-	-	-	-
Inventory			-	-	-	-	-	-	-	-	-	-	-
Prepaid Expenses			-	-	-	-	-	-	-	-	-	-	-
Building & Equipment		365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000
Accumulated Depreciation		-	(13,500)	(67,500)	(121,500)	(175,500)	(229,500)	(274,750)	(293,750)	(312,750)	(331,750)	(350,750)	(365,000)
Total Assets	**461,000**	**450,000**	**395,842**	**444,219**	**520,460**	**597,502**	**649,016**	**695,902**	**820,625**	**944,164**	**1,050,403**	**1,164,256**	**1,279,988**
Accounts Payable			-	-	-	-	-	-	-	-	-	-	-
Other Accruals			-	-	-	-	-	-	-	-	-	-	-
Prepaid ticket sales			-	-	-	-	-	-	-	-	-	-	-
Total Liabilities			-	-	-	-	-	-	-	-	-	-	-
Owner's Equity	461,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000	467,000
APIC			-	-	-	-	-	-	-	-	-	-	-
Retained Earnings			(54,158)	85,210	266,167	448,320	592,370	729,514	982,831	1,234,383	1,460,112	1,697,207	1,937,105
Dividends			-	(90,991)	(195,707)	(300,818)	(393,354)	(483,612)	(612,206)	(740,218)	(859,709)	(982,950)	(1,107,117)
Total Equity			412,842	461,219	537,460	614,502	666,016	712,902	837,625	961,164	1,067,403	1,181,256	1,296,988
Total Liab & Equity	**461,000**	**467,000**	**412,842**	**461,219**	**537,460**	**614,502**	**666,016**	**712,902**	**837,625**	**961,164**	**1,067,403**	**1,181,256**	**1,296,988**

Income Statement

Income Statement	Day 1	Day 2	Short Year 1 (10/1-12/31/18)	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Ticket Sales - Plays			140,000	560,000	560,000	560,000	560,000	560,000	647,500	647,500	647,500	647,500	647,500
Ticket Sales - Other Events			28,050	112,200	112,200	112,200	112,200	112,200	137,700	137,700	137,700	137,700	137,700
Class Room Sessions			3,938	15,750	29,250	45,000	45,000	45,000	45,000	45,000	45,000	60,750	60,750
Food Sales			45,200	180,800	180,800	180,800	180,800	180,800	203,400	203,400	203,400	203,400	203,400
Liquor Sales			36,725	146,900	146,900	146,900	146,900	146,900	169,500	169,500	169,500	169,500	169,500
Gross Revenues			**253,913**	**1,015,650**	**1,029,150**	**1,044,900**	**1,044,900**	**1,044,900**	**1,203,100**	**1,203,100**	**1,203,100**	**1,218,850**	**1,218,850**
Cost of Goods Sold - Food			22,600	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400
Cost of Goods Sold - Liquor			11,300	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200
Cost of Goods Sold - Ticket Sale Fees			11,300	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200
Cost of Goods Sold - Ticket Discounts			-	-	-	-	-	-	-	-	-	-	-
Cost of Goods Sold - Talent			12,750	51,000	51,000	51,000	51,000	51,000	63,750	63,750	63,750	63,750	63,750
Total Cost of Goods Sold			**57,950**	**231,800**	**231,800**	**231,800**	**231,800**	**231,800**	**244,550**	**244,550**	**244,550**	**244,550**	**244,550**
Greg Miller - Payroll			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000
Marketing Director - Payroll			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000
Scenic Designer			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000
Other Play Staff			25,480	101,920	101,920	101,920	101,920	101,920	107,016	107,016	107,016	107,016	107,016
Food/Beverage Staff			15,075	60,300	60,300	60,300	60,300	60,300	63,315	63,315	63,315	63,315	63,315
Classroom Staff			2,250	9,000	9,000	9,000	9,000	9,000	9,450	9,450	9,450	9,450	9,450
Total Wages			**72,805**	**291,220**	**291,220**	**291,220**	**291,220**	**291,220**	**305,781**	**305,781**	**305,781**	**305,781**	**305,781**
Payroll Tax - Social Security (6.2%)			4,514	18,056	18,056	18,056	18,056	18,056	18,958	18,958	18,958	18,958	18,958
Payroll Tax - Medicare (1.45%)			1,056	4,223	4,223	4,223	4,223	4,223	4,434	4,434	4,434	4,434	4,434
Other Employer payroll taxes (2.35%)			1,711	6,844	6,844	6,844	6,844	6,844	7,186	7,186	7,186	7,186	7,186
Health Insurance			4,500	18,000	18,000	18,000	18,000	18,000	18,900	18,900	18,900	18,900	18,900
Total Payroll, Taxes and Benefits			**84,586**	**338,342**	**338,342**	**338,342**	**338,342**	**338,342**	**355,259**	**355,259**	**355,259**	**355,259**	**355,259**
Advertising			6,250	25,000	12,500	13,125	13,781	14,470	15,194	15,954	16,751	17,589	18,468
Cable/Wifi			450	1,800	1,800	1,800	1,800	1,800	2,000	2,000	2,000	2,000	2,000
Costumes			6,000	24,000	24,000	24,000	24,000	24,000	30,000	30,000	30,000	30,000	30,000
Dues			125	500	500	500	500	500	1,000	1,000	1,000	1,000	1,000
Education & Seminars			125	500	500	500	500	500	1,000	1,000	1,000	1,000	1,000
Set, Sound, Lighting			9,000	36,000	36,000	36,000	36,000	36,000	42,000	42,000	42,000	42,000	42,000
Laundry			600	2,400	2,400	2,400	2,400	2,400	3,000	3,000	3,000	3,000	3,000
Office Supplies			500	2,000	2,000	2,000	2,000	2,000	2,500	2,500	2,500	2,500	2,500
Professional Services			6,250	25,000	7,000	7,000	7,000	7,000	5,000	5,000	5,000	5,000	5,000
Royalties			12,500	50,000	51,500	52,500	53,000	55,000	55,000	55,000	55,000	57,500	57,500
Taxes & Licenses			875	3,500	3,500	3,500	3,500	3,500	5,000	5,000	5,000	5,000	5,000
Telephone			625	2,500	2,500	2,500	2,500	2,500	3,500	3,500	3,500	3,500	3,500
Travel & Entertainment			250	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Garbage			600	2,400	2,400	2,400	2,400	2,400	3,000	3,000	3,000	3,000	3,000
Utilities			3,750	15,000	15,000	15,000	15,000	15,000	20,000	20,000	20,000	20,000	20,000
Business Insurance			2,250	9,000	9,000	9,000	9,000	9,000	12,000	12,000	12,000	12,000	12,000
Repairs & Maintenance			1,500	6,000	6,000	6,000	6,000	6,000	7,500	7,500	7,500	7,500	7,500
CAM			11,385	45,540	46,451	47,380	48,327	49,294	50,280	51,285	52,311	53,357	54,425
Rent			-	-	-	12,000	48,000	60,000	72,000	72,000	96,000	96,000	96,000
Depreciation			13,500	54,000	54,000	54,000	54,000	45,250	19,000	19,000	19,000	19,000	14,250
Amortization			-	-	-	-	-	-	-	-	-	-	-
Interest			-	-	-	-	-	-	-	-	-	-	-
Initial Deal costs for raising 500,000			39,000	-	-	-	-	-	-	-	-	-	-
Initial Start up soft costs			50,000	-	-	-	-	-	-	-	-	-	-
Total Other Expenses			**165,535**	**306,140**	**278,051**	**292,605**	**330,706**	**337,614**	**349,974**	**351,739**	**377,562**	**381,946**	**379,143**
Net Income			**(54,158)**	**139,368**	**180,957**	**182,153**	**144,050**	**137,144**	**253,317**	**251,552**	**225,729**	**237,095**	**239,898**
Addback Depreciation/Amortization			13,500	54,000	54,000	54,000	54,000	45,250	19,000	19,000	19,000	19,000	14,250
Addback Taxes (Assumed $0)			-	-	-	-	-	-	-	-	-	-	-
Addback Interest			-	-	-	-	-	-	-	-	-	-	-
EBITDA			**(40,658)**	**193,368**	**234,957**	**236,153**	**198,050**	**182,394**	**272,317**	**270,552**	**244,729**	**256,095**	**254,148**
Investor Payments 10% Starting Year 2 - ROR			-	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)	(45,000)
Investor Payments 33% Starting Year 2 - Taxes			-	(45,991)	(59,716)	(60,110)	(47,537)	(45,258)	(83,595)	(83,012)	(74,491)	(78,241)	(79,166)
Net Cash Flow Provided/(Used)			**(40,658)**	**102,377**	**130,241**	**131,043**	**105,514**	**92,136**	**143,722**	**142,540**	**125,238**	**132,854**	**129,982**

ASSUMPTIONS:

Raise $500,000 in equity investment
Equity financing fees ($39,000) and other initial soft costs ($50,000) expensed in year 1

Balance sheet is on cash basis; any accrual type adjustments would mainly impact timing of inflow and outflow of cash

Revenue assumptions -
   100 play nights/year (175 seats at $32/seat - $37/seat after year 5)
   34 other event nights/year (150 seats at $22/seat - $27 after year 5)
   300 classroom periods (10 students at $15 each)
   $2 per ticket fees included in revenue and cost of goods sold

$175,000 in furniture and equipment
$190,000 in building improvements
5-yr (furniture and equipment) and 10-yr (building improvements) straight line depreciation

10% of wages for total payroll and employer taxes

10% return of equity payment to investors starting in year 2

Net income equals taxable income

Distributions to investors equal to 33% of net income for tax obligation on earnings - starting in year 2

Exhibit B

Greg Miller Project LLC
Financial Model
Financing Scenario 2 - Equity and Debt

Balance Sheet	Day 1 - Initial Cash Financing	Day 2 - Asset Purchases	Short Year 1 (10/1-12/31/18)	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Cash	418,500	72,500	39,342	164,794	268,110	349,740	409,610	522,996	687,968	851,758	998,246	1,152,350	1,303,582
Accounts Receivable			-	-	-	-	-	-	-	-	-	-	-
Inventory			-	-	-	-	-	-	-	-	-	-	-
Prepaid Expenses			-	-	-	-	-	-	-	-	-	-	-
Building & Equipment		365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000	365,000
Accumulated Depreciation			(13,500)	(67,500)	(121,500)	(175,500)	(229,500)	(274,750)	(293,750)	(312,750)	(331,750)	(350,750)	(365,000)
Total Assets	**418,500**	**437,500**	**390,842**	**462,294**	**511,610**	**539,240**	**545,110**	**613,246**	**759,218**	**904,008**	**1,031,496**	**1,166,600**	**1,303,582**
Accounts Payable			-	-	-	-	-	-	-	-	-	-	-
Accruals			-	-	-	-	-	-	-	-	-	-	-
Prepaid ticket sales			-	-	-	-	-	-	-	-	-	-	-
Bank Note Payable	200,000	200,000	200,000	200,000	150,000	75,000	-	-	-	-	-	-	-
Total Liabilities			200,000	200,000	150,000	75,000	-	-	-	-	-	-	-
Owner's Equity	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500	218,500
APIC			-	-	-	-	-	-	-	-	-	-	-
Retained Earnings			(46,658)	77,710	243,667	414,570	552,995	690,139	943,456	1,195,008	1,420,737	1,657,832	1,897,730
Dividends			-	(52,916)	(119,557)	(187,830)	(245,385)	(314,393)	(421,738)	(528,500)	(626,740)	(728,732)	(831,648)
Total Equity			171,842	243,294	342,610	445,240	526,110	594,246	740,218	885,008	1,012,496	1,147,600	1,284,582
Total Liab & Equity	**418,500**	**418,500**	**371,842**	**443,294**	**492,610**	**520,240**	**526,110**	**594,246**	**740,218**	**885,008**	**1,012,496**	**1,147,600**	**1,284,582**

Income Statement	Day 1	Day 2	Short Year 1 (10/1-12/31/18)	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	
Ticket Sales - Plays			140,000	560,000	560,000	560,000	560,000	560,000	647,500	647,500	647,500	647,500	647,500	
Ticket Sales - Other Events			28,050	112,200	112,200	112,200	112,200	112,200	137,700	137,700	137,700	137,700	137,700	
Class Room Sessions			3,938	15,750	29,250	45,000	45,000	45,000	45,000	45,000	45,000	60,750	60,750	
Food Sales			45,200	180,800	180,800	180,800	180,800	180,800	203,400	203,400	203,400	203,400	203,400	
Liquor Sales			36,725	146,900	146,900	146,900	146,900	146,900	169,500	169,500	169,500	169,500	169,500	
Gross Revenues			**253,913**	**1,015,650**	**1,029,150**	**1,044,900**	**1,044,900**	**1,044,900**	**1,203,100**	**1,203,100**	**1,203,100**	**1,218,850**	**1,218,850**	
Cost of Goods Sold - Food			22,600	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400	90,400	
Cost of Goods Sold - Liquor			11,300	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	
Cost of Goods Sold - Ticket Sale Fees			11,300	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	45,200	
Cost of Goods Sold - Ticket Discounts			-	-	-	-	-	-	-	-	-	-	-	
Cost of Goods Sold - Talent			12,750	51,000	51,000	51,000	51,000	51,000	63,750	63,750	63,750	63,750	63,750	
Total Cost of Goods Sold			**57,950**	**231,800**	**231,800**	**231,800**	**231,800**	**231,800**	**244,550**	**244,550**	**244,550**	**244,550**	**244,550**	
Greg Miller - Payroll			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000	
Marketing Director - Payroll			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000	
Scenic Designer			10,000	40,000	40,000	40,000	40,000	40,000	42,000	42,000	42,000	42,000	42,000	
Other Play Staff			25,480	101,920	101,920	101,920	101,920	101,920	107,016	107,016	107,016	107,016	107,016	
Food/Beverage Staff			15,075	60,300	60,300	60,300	60,300	60,300	63,315	63,315	63,315	63,315	63,315	
Classroom Staff			2,250	9,000	9,000	9,000	9,000	9,000	9,450	9,450	9,450	9,450	9,450	
Total Wages			**72,805**	**291,220**	**291,220**	**291,220**	**291,220**	**291,220**	**305,781**	**305,781**	**305,781**	**305,781**	**305,781**	
Payroll Tax - Social Security (6.2%)			4,514	18,056	18,056	18,056	18,056	18,056	18,958	18,958	18,958	18,958	18,958	
Payroll Tax - Medicare (1.45%)			1,056	4,223	4,223	4,223	4,223	4,223	4,434	4,434	4,434	4,434	4,434	
Other Employer payroll taxes (2.35%)			1,711	6,844	6,844	6,844	6,844	6,844	7,186	7,186	7,186	7,186	7,186	
Health Insurance			4,500	18,000	18,000	18,000	18,000	18,000	18,900	18,900	18,900	18,900	18,900	
Total Payroll			**84,586**	**338,342**	**338,342**	**338,342**	**338,342**	**338,342**	**355,259**	**355,259**	**355,259**	**355,259**	**355,259**	
Advertising			6,250	25,000	12,500	13,125	13,781	14,470	15,194	15,954	16,751	17,589	18,468	
Cable/Wifi			450	1,800	1,800	1,800	1,800	1,800	2,000	2,000	2,000	2,000	2,000	
Costumes			6,000	24,000	24,000	24,000	24,000	24,000	30,000	30,000	30,000	30,000	30,000	
Dues			125	500	500	500	500	500	1,000	1,000	1,000	1,000	1,000	
Education & Seminars			125	500	500	500	500	500	1,000	1,000	1,000	1,000	1,000	
Set, Sound, Lighting			9,000	36,000	36,000	36,000	36,000	36,000	42,000	42,000	42,000	42,000	42,000	
Laundry			600	2,400	2,400	2,400	2,400	2,400	3,000	3,000	3,000	3,000	3,000	
Office Supplies			500	2,000	2,000	2,000	2,000	2,000	2,500	2,500	2,500	2,500	2,500	
Professional Services			6,250	25,000	7,000	7,000	7,000	7,000	5,000	5,000	5,000	5,000	5,000	
Royalties			12,500	50,000	51,500	52,500	53,000	55,000	55,000	55,000	55,000	57,500	57,500	
Taxes & Licenses			875	3,500	3,500	3,500	3,500	3,500	5,000	5,000	5,000	5,000	5,000	
Telephone			625	2,500	2,500	2,500	2,500	2,500	3,500	3,500	3,500	3,500	3,500	
Travel & Entertainment			250	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	
Garbage			600	2,400	2,400	2,400	2,400	2,400	3,000	3,000	3,000	3,000	3,000	
Utilities			3,750	15,000	15,000	15,000	15,000	15,000	20,000	20,000	20,000	20,000	20,000	
Business Insurance			2,250	9,000	9,000	9,000	9,000	9,000	12,000	12,000	12,000	12,000	12,000	
Repairs & Maintenance			1,500	6,000	6,000	6,000	6,000	6,000	7,500	7,500	7,500	7,500	7,500	
CAM			11,385	45,540	46,451	47,380	48,327	49,294	50,280	51,285	52,311	53,357	54,425	
Rent			-	-	-	12,000	48,000	60,000	72,000	72,000	96,000	96,000	96,000	
Depreciation			13,500	54,000	54,000	54,000	54,000	45,250	19,000	19,000	19,000	19,000	14,250	
Amortization			-	-	-	-	-	-	-	-	-	-	-	
Interest			-	15,000	15,000	11,250	5,625	-	-	-	-	-	-	
Initial Deal costs for raising $218,500			31,500	-	-	-	-	-	-	-	-	-	-	
Initial Start up soft costs			50,000	-	-	-	-	-	-	-	-	-	-	
Total Other Expenses			**158,035**	**321,140**	**293,651**	**303,855**	**336,333**	**337,614**	**348,974**	**353,739**	**377,562**	**381,946**	**378,143**	
Net Income			**(46,658)**	**124,368**	**165,957**	**170,903**	**138,425**	**137,144**	**253,317**	**251,552**	**225,729**	**237,095**	**239,898**	
Addback Depreciation			13,500	54,000	54,000	54,000	54,000	45,250	19,000	19,000	19,000	19,000	14,250	
Addback Taxes (Assumed $0)			-	-	-	-	-	-	-	-	-	-	-	
Addback Interest			-	15,000	15,000	11,250	5,625	-	-	-	-	-	-	
EBITDA			**(33,158)**	**193,368**	**234,957**	**236,153**	**198,050**	**182,394**	**272,317**	**270,552**	**244,729**	**256,095**	**254,148**	$2,342,762.50 $234,276.25
Investor Payments 5% Starting in Year 2 - 10% after bank debt payoff (ROR)			-	(11,875)	(11,875)	(11,875)	(11,875)	(23,750)	(23,750)	(23,750)	(23,750)	(23,750)	(23,750)	
Investor Payments 33% Starting Year 2 - Taxes			-	(41,041)	(54,766)	(56,398)	(45,680)	(45,258)	(83,595)	(83,012)	(74,491)	(78,241)	(79,166)	4.27
Repayment of Bank debt			-	-	(50,000)	(75,000)	(75,000)	-	-	-	-	-	-	
Subtract cash interest to get cash flow			-	(15,000)	(15,000)	(11,250)	(5,625)	-	-	-	-	-	-	
Net Cash Flow Provided/(Used)			**(33,158)**	**125,452**	**103,316**	**81,630**	**59,870**	**113,386**	**164,972**	**163,790**	**146,488**	**154,104**	**151,232**	234,276.25

ASSUMPTIONS:

Raise $224,500 in equity investment
Equity financing fees ($25,500) and other initial soft costs ($50,000) expensed in year 1

	4521	45210	36168
Bank financing of $200,000	3014	30140	24112

7.5% interest only payments

Balance sheet is on cash basis; any accrual type adjustments would mainly impact timing of inflow and outflow of cash 15070 12056
How

Revenue assumptions -
100 play nights/year (175 seats at $32/seat - $37/seat after year 5)
34 other event nights/year (150 seats at $22/seat - $27 after year 5)
300 classroom periods (10 students at $15 each)
$2 per ticket fees included in revenue and cost of goods sold

$175,000 in furniture and equipment
$190,000 in building improvements
5-yr (furniture and equipment) and 10-yr (building improvements) straight line depreciation

10% of wages for total payroll and employer taxes

5% return of equity payment to investors starting in year 2; 10% after debt payoff

Net income equals taxable income

Distributions to investors equal to 33% of net income for tax obligation on earnings - starting in year 2